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Exhibit (a)(9)

                   [FOSTER'S BREWING GROUP LIMITED LETTERHEAD]


                              FOR IMMEDIATE RELEASE

FOSTER'S COMPLETES BERINGER TENDER OFFER

MELBOURNE, AUSTRALIA: MONDAY, 2 OCTOBER 2000: Foster's Brewing Group Limited (Foster's) today announced the successful completion of its tender offer for the outstanding Class A and Class B common shares of Beringer Wine Estates Holdings, Inc. (Beringer) (NASDAQ: BERW). The acquisition will be completed later this week following a short form merger of Beringer with a subsidiary of Foster's.

Foster's President and Chief Executive Officer, Mr. Ted Kunkel, said, "The acquisition of Beringer represents the beginning of a new era at Foster's. We are now what we have aspired to be for some years - a truly global premium beverage company."

"The addition of Beringer to the Foster's portfolio forms a powerful new growth engine for the group and alters Foster's business mix, optimising the balance between beer and wine, continents and currencies."

"The merger of Beringer with Foster's wine division, Mildara Blass, will deliver immediate benefits, particularly distribution strength in the US, one of the fastest growing wine markets in the world, and export opportunities for Beringer wines in Europe."

"It also positions Foster's well to participate in, and benefit from, future consolidation and globalisation of the premium wine industry," he said.

TRANSACTION DETAILS

The offer of US$55.75 per share cash for the outstanding Class A and Class B common shares of Beringer, began on 1 September 2000 and expired at 12:00 midnight, New York City time, on 29 September 2000. All outstanding Class A shares and 19,761,060 Class B shares of Beringer were validly tendered and not withdrawn (including 422,021 Class B shares subject to guaranteed delivery).


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Under the provisions of Beringer's Certificate of Incorporation, each Class A share purchased by Foster's in the offer was automatically converted into one Class B share. Tendered shares represent over 95% of all outstanding Class B shares, taking into account the conversion of Class A shares, all of which were accepted for payment.

Each Beringer Class B share not tendered will be converted into the right to receive US$55.75 in cash, without interest, pursuant to a merger of Beringer with a subsidiary of Foster's. The total value of the Beringer Shares is approximately US$1.2 billion.

BACKGROUND

Beringer Wine Estates is a market leader in the California premium wine industry. The company consists of six award-winning California wineries:
Beringer Vineyards, Meridian Vineyards, Chateau St. Jean, Chateau Souverain, Stags' Leap Winery and St. Clement Vineyards, plus an import portfolio of premium brands from Italy, France and Chile. Beringer has an excellent range of strongly branded successful products, including Chateau St. Jean 1996 Cinq Cepages cabernet sauvignon, which was selected as Wine of Year in the 1999 WINE SPECTATOR 'Top 100' and controls more than 10,000 acres of vineyard land, all in the coastal regions of California. For fiscal year 2000, Beringer reported an EBIT of US$100.5 million and sold 7.7 million nine litre cases, an increase of 14% on the previous year. Following the merger with Foster's, Beringer's highly skilled management team, with extensive experience in the wine and branded consumer packaged goods industries, will continue with the company.

Foster's Brewing Group is a leading premium global beverage company dedicated to producing and marketing quality beer, wine and leisure products to millions of consumers across the world. Foster's makes and markets many of Australia's most famous beers, including Foster's Lager and Victoria Bitter. Mildara Blass is Foster's international wine business and the leading premium wine producer in Australia. Its wine brands are some of Australia's best-known labels, including Wolf Blass, Black Opal, Greg Norman Estates, Yellowglen and Jamiesons Run. Mildara Blass premium wines are sold in more than 67 markets around the world and its winemakers are recognized as being among the best in the world.

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FURTHER INFORMATION:

MEDIA
GRAEME WILLERSDORF                                           NICOLE DEVLIN
+61 3 9633 2073                                              +61 3 9633 2265
0418 288 400                                                 0418 202 375

INVESTOR RELATIONS
DOMENIC PANACCIO
+61 3 9633 2273


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